AB
2/13

SEC Mail Processing Section

FEB 12 2013

Washington DC
401

SECURITIES AND EXCHANGE COMMISSION

13010182

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moffat Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

765 North Island Drive
(No. and Street)

Atlanta (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Moffat 404-256-0612
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St. S.E., STE. #4 (Address) Marietta (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 12 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Cls 2/13/13

Cls 2/14/13

OATH OR AFFIRMATION

I, Douglas Moffat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moffat Capital, L.L.C., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Douglas Moffat
Signature

President
Title

Notary Public 01/31/13

Leonard Butts Jr
Notary Public, Cobb County, GA
My Commission Expires June 10, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on internal accounting structure required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOFFAT CAPITAL, LLC

(A Georgia LLC dba a C Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2012

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Moffat Capital, LLC
Atlanta, Georgia

Report on The Financial Statements
We have audited the accompanying Statement of Financial Condition of Moffat Capital, LLC (a single member limited liability company dba a C corporation) as of December 31, 2012, and the related Statement of Operations and Changes in Stockholder's Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, weather due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moffat Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

goldman

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules 1, 2, 3, and 4 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1, 2, 3 and 4 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
January 23, 2013

MOFFAT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

Exhibit A

		December 31, 2012
ASSETS		
Cash & Cash Equivalents	$	7,600
Prepaid Expense		136
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $2,186		-
TOTAL ASSETS	$	7,736
LIABILITIES AND SHAREHOLDER's EQUITY		
LIABILITIES		
Accrued Expenses	$	1,500
TOTAL LIABILITIES		1,500

Exhibit A

MOFFAT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

(Continued)

SHAREHOLDER's EQUITY (EXHIBIT C)

	December 31, 2012
Additional Paid-In Capital	$ 49,294
Retained Earnings (Deficit)	(43,058)
TOTAL SHAREHOLDER's EQUITY	6,236
TOTAL LIABILITIES AND SHAREHOLDER's EQUITY	$ 7,736

The Accompanying Notes are an Integral Part of these Financial Statements

Exhibit B

MOFFAT CAPITAL, LLC
STATEMENT OF OPERATIONS

		Year Ended December 31, 2012
REVENUE		
Reimbursement from Related Company	$	900
Interest and Other Income		6
Total Revenue		906
COSTS AND EXPENSES		
Communication & Data Processing		1,139
Occupancy		160
Other General and Administrative		5,026
Total Costs and Expenses		6,325
(Loss) before Income Tax Provision		(5,419)
Provision for Income Taxes (Note 3)		-
NET (LOSS)	$	(5,419)

The Accompanying Notes are an Integral Part of these Financial Statements.

MOFFAT CAPITAL, LLC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Paid-In Capital	Retained Earnings (Deficit)	Shareholder's Equity
BALANCE - December 31, 2011	$ 45,194	$ (37,639)	$ 7,555
2012 NET INCOME(LOSS) Exhibit B		(5,419)	(5,419)
Capital Contributions- 2012	4,100		4,100
BALANCE - December 31, 2012	$ 49,294	$ (43,058)	$ 6,236

MOFFAT CAPITAL, LLC
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(5,419)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Depreciation & Amortization		160
(Increase) Decrease in Operating Assets:		
Accounts Receivable		225
Prepaid Expenses		(1)
Increase (Decrease) in Operating Liabilities:		
Accrued Expenses		(36)
Accounts Payable		(109)
NET CASH USED BY OPERATING ACTIVITIES		(5,180)
Cash Flows From Financing Activity		
Paid in Capital	$	4,100
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	4,100
DECREASE IN CASH AND CASH EQUIVALENTS		(1,080)
CASH AT BEGINNING OF YEAR		8,680
CASH AT END OF YEAR	$	7,600

SCHEDULE 1

MOFFAT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2012

TOTAL SHAREHOLDER's EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 6,236
LESS NON-ALLOWABLE ASSETS	
Prepaid Expenses	136
Subtotal Non Allowable Assets	136
Less: Haircut on Securities -	-
NET CAPITAL	$ 6,100

SCHEDULE 2

MOFFAT CAPITAL, LLC
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
December 31, 2012

Net Capital, as reported in Company's part II (unaudited) FOCUS Report	$	6,100
Audit Adjustments:		
Record additional expense		-
Net capital per the preceding	$	6,100

SCHEDULE 3

MOFFAT CAPITAL, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2012

AGGREGATE INDEBTEDNESS		
Accrued Expenses	$	1,500
TOTAL AGGREGATE INDEBTEDNESS		1,500
RATIO – Aggregate Indebtedness to Net Capital		0.245964
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	6,100
Minimum Net Capital Requirement (See note A below) ($1,500 x 6 2/3% = $40)		5,000
EXCESS NET CAPITAL	$	1,100

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

SCHEDULE 4

MOFFAT CAPITAL, LLC
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2012

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2012.

The Company had no liabilities subordinated to the claims of creditors as of December 31, 2012 or during the year then ended.

MOFFAT CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed August 29, 2002, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission and regulated by Financial Industry Regulatory Authority and the Georgia Securities Commission. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for its customers. The Company provides corporate finance solutions for mid-sized industrial and technology companies. Services include capital structure and capital markets advisory services. The Company is prepared to assist with divestitures of non-strategic assets, mergers, and private placements of equity and debt securities. The Company also provides investment research services to institutional investors.

B. The Company files income tax returns on the cash basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight line method for book purposes and accelerated methods for tax. Maintenance and repairs are charged to income, and renewals and betterments are capitalized. Depreciation expense for 2012 is $160.

D. Fee income and the related expense are recorded as services are provided.

E. Cash and cash equivalents include cash on hand, money market accounts and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

F. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Income Tax: From the Company's inception in 2002 to January 1, 2009, the Company was not subject to federal and state income taxes since it was operating as a Limited Liability Company (LLC). On January 1, 2009, the Company converted from an LLC to a C corporation and, as a result, became subject to corporate federal and state income taxes. The Company's accumulated deficit of $4,088 at that date was reclassified to additional paid-in capital.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property & equipment and net operating loss carryforwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal jurisdiction, and the State of Georgia. The Company is generally no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2009.

H. The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ended December 31, 2012, management believes there are no material amounts of uncertain tax positions. Additionally, there were no interest or penalties recognized in the Statement of Financial Condition as of December 31, 2012 or the Statement of Operations for the year ended December 31, 2012.

I. Subsequent Events: The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through January 23, 2013, the date in which the financial statements were available to be issued.

2. COMMITMENTS AND RELATED PARTY TRANSACTONS

On March 31, 2004, the Company entered into an expense sharing agreement with an affiliated company (the "affiliate"), that is owned by the Company's Shareholder. According to the terms of the agreement, the affiliate reimburses the Company for a portion of its overhead expenses, including rent, copy and telephone. The affiliate is assessed on a monthly basis for its share of these costs at $75. During the year ending December 31, 2012, the affiliate paid the Company $900 under this agreement.

3. INCOME TAXES:

The components of income tax (benefit) provision are as follows:

	2012
Current Income Tax Benefit	$ (1,138)
Deferred Income Taxes	1,138
Total Income Tax Provision	$ 0

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and tax purposes. The difference at December 31, 2012 relates primarily to a net operating loss carryforward.

Significant components of deferred tax assets were as follows:

	2012
Net Deferred tax asset, before valuation allowance	$ 4,682
Tax Valuation Allowance	(4,682)
Net Deferred Tax asset	$ -0-

The Company recorded a valuation allowance for the deferred tax asset at December 31, 2012, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2025.

4. OFF BALANCE SHEET RISK

The Company is engaged in various activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2012, the Company had net capital of $6,100, which was $1,100 in excess of its required net of $5,000. The Company's ratio of aggregate indebtedness to net capital was .2460 to 1 at December 31, 2012.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Moffat Capital, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Moffat Capital, LLC, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing for the purpose of expressing on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
January 23, 2013